

November 17, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

Re: American International Group, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your November 12, 2010 response to our November 10, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General:

1. Please provide proposed new disclosure that includes the information provided in your responses to prior comments one and three.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Recapitalization, page 12

2. You appear to indicate that International Lease Finance Corporation will be sold prior to Closing of the Recapitalization Plan, under which you followed an accelerated time

frame to dispose of AGF, AIG Edison and AIG Star in the third quarter of 2010. Please disclose the assets and liabilities for International Lease Finance Corporation. Also, tell us your basis for not classifying this business as held for sale at September 30, 2010.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant